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Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three Months Ended March 31,
	2006	2005
Earnings:
Income from continuing operations before taxes	$26,724	$89,152
Minority interests in consolidated subsidiaries	(2,485)	(553)
(Income) loss from equity investees	(1,790)	3,968

Income from continuing operations before taxes, minority interests and earnings from equity investees	$22,449	$92,567
Add: Total fixed charges (per below)	23,198	10,243
Distributed income of equity investees	—	7,438

Total earnings	$45,647	$110,248

Fixed charges:
Interest expense(1)	$19,766	$7,614
Estimate of interest within rental expense(2)	3,432	2,629

Total fixed charges	$23,198	$10,243

Ratio of earnings to fixed charges	1.97	10.76

(1)
Interest expense includes amortized discounts and capitalized expenses related to indebtedness.

(2)
Fixed charges include the estimated interest component of rent expense (generally one-third of rent expense under operating leases) included in income from continuing operations.

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  Exhibit 12.1
SABRE HOLDINGS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)